

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Patrick Orlando
Chairman and Chief Executive Officer
Benessere Capital Acquisition Corp.
777 SW 37th Avenue, Suite 510
Miami, FL 33135-3250

Re: Benessere Capital Acquisition Corp.
     Amendment No. 1 to Form S-1 filed December 14, 2020
     File No. 333-249814

Dear Mr. Orlando:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed December 14, 2020

Exclusive forum for certain lawsuits, page 131

1. We note that Section 12.1 of Exhibit 3.2, the Amended and Restated Certificate of Incorporation, provides that the federal district courts will be the exclusive forum for Securities Act claims, while disclosure here and in your risk factor on page 58 provides that the exclusive forum provision does not apply to claims under the Securities Act. Please reconcile the disclosure with Exhibit 3.2. If the federal courts will be the exclusive forum for Securities Act claims, please revise disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that certain events disclosed in the notes to financial statements occurred after the

date of the audit report. Please tell us what consideration your auditor gave to AS 3110 when determining the appropriate date for the audit report, and revise as necessary.

 You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction